OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Symbiotries, Inc.

3500 Brooktree Drive
Suite 300
Wexford, PA 15090

www.symbiotries.com



10000 shares of Preferred Non-Voting Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,070,000 shares of Preferred Non-Voting Stock ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of Preferred Non-Voting Stock ($10,000)

Company	Symbiotries, Inc.
Corporate Address	3500 Brooktree Drive, Suite 300, Wexford, PA 15090
Description of Business	Symbiotries, Inc. is creating the next generation small business software solution that is safer, easier to use, and an alternative to the current products available. Along with our accounting software (Cloud and Desktop versions), we will expand to payroll, human resources, retirement planning, and digital storage.
Type of Security Offered	Preferred Non-Voting Stock
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$250.00

Perks

$1,000 — if you invest $1,000, you will receive a limited edition Symbiotries hat and 25% off of a five year contract to our online business accounting software.

$5,000 — if you invest $5,000, you will receive limited edition Symbiotries hat, and 50% off of a five year contract to our online business accounting software.

$10,000 — if you invest $10,000, you will be invited to a special shareholding meeting, held annually, in Pittsburgh, Pa, and 75% off any one time purchase from Symbiotries, Inc.

$25,000 — if you invest $25,000, you will be invited to a special shareholding meeting, held annually, in Pittsburgh, Pa, and a lifetime subscription of our online business accounting software.

$100,000 — if you invest $100,000, you will be invited to a special shareholding meeting, held annually, in Pittsburgh, Pa, (airfare and hotel for two included) and a lifetime subscription of our online business accounting software.

All perks occur after the offering is completed

<u>The 10% Bonus for StartEngine Shareholders</u>

Symbiotries, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Preferred Non-Voting Stock at $1.00 / share, you will receive 10 Preferred Non-Voting Stock bonus shares, meaning you'll own 110 shares for $100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Symbiotries, Inc. is in the process of creating the next generation small business software solution that is safer, easier to use, and an alternative to the current products available. My vision is to fill this void by providing a software product that is understandable, convenient, secure, fraud-preventive, and tailored to meet the needs of the mobile business. The key to our success will be a flawless customer service platform that will be understandable by each of our customers.

Symbiotries will provide leading-edge products and impeccable service to small businesses that lack resources, time, and expertise in these areas. Our goal is to fill the current service and product void in the accounting and financial arenas.

1. Technical - Accounting Software Development and Document Management,

Storage, and Professional Communication
2. Human Resources - Payroll, Insurance, Employee Benefits (Health Insurance, Disability, Life, Vision, Dental), and Human Resources
3. Financial - Financial Brokerage and Retirement planning

Our immediate focus will be on developing a cloud-based and then a desktop version of our accounting software package in both a PC and Mac format. We are forecasting the completion of this portion of our project in the third quarter of 2019 for a November, 2019 launch.

All of these services are geared to meet the challenges that need to be solved for small businesses to succeed.

Sales, Supply Chain, & Customer Base

Symbiotries is targeting small businesses with employees that have annual revenues under $5 million. Symbiotries will be selling both a cloud based and desktop version of the software.

Liabilities and Litigation

We are currently not involved with any liabilities or litigation.

Subsidiaries

The company has set up four wholly owned subsidiaries

1. Anemone Real Estate, Inc. - This company was incorporated in the state of Pennsylvania on December 19, 2017 to acquire any real estate for Symbiotries.
2. Sym Staffing, Inc. - This company was incorporated in the state of Pennsylvania on February 9, 2018 to facilitate a future staffing company for Symbiotries. Operations have yet to commence.
3. Sym Exec, Inc. - This company was incorporated in the state of Pennsylvania on February 9, 2018 to facilitate a future Executive staffing company for Symbiotries. Operations have yet to commence.
4. Sym Benefits, Inc. - This company was incorporated in the state of Pennsylvania on February 9, 2018 to facilitate a future employee benefits and health insurance company for Symbiotries. Operations have yet to commence.

The team

Officers and directors

Randy Kreider, CPA	Founder, CEO, and Director of Symbiotries
Andrew Stewart	CTO & Director of Symbiotries
Steven Monico	VP of Sales and Human Resources & Director of Symbiotries

Randy Kreider, CPA

Randy is the Founder, CEO, & Director of Symbiotries, Inc,, since November 12, 2015, an innovative technology company where we will be creating the next generation of small business accounting software, while offering a complete package of payroll solutions. No longer will businesses be bound to an antique accounting software that requires a complete understanding of the accounting framework (debits and credits). Randy G. Kreider, CPA will lead the team. Randy will be overseeing business operations, software production, while directing the finance department. Randy has over 25 years in the accounting industry and will serve as the Full-time CEO and as director. Randy is a 1991, Magna Cum Laude graduate of Robert Morris University with a degree in Accounting, passing the CPA exam in November, 1991. After working for only six years in public accounting, he formed the CPA firm, Kreider & Company, LLC, in 1998, where he is currently the managing partner. Randy is a detailed-oriented and highly motivated accountant with over 25 years of public accounting experience. Randy is a skilled professional with strong communication, organizational, and entrepreneurial abilities. • Proficient in analytical review of operations, internal control policies and procedures, and account analysis. • Works directly with clients to computerize and improve accounting systems • Counseled clients in the implementation and training of accounting and manufacturing software applications • Developed internal computerized job costing analysis and reporting procedures • Partnered with clients to enhance their business and financial performance • Consulting – real estate due diligence and consulting, software, mergers and acquisitions, estate planning, forecasting and budgeting, strategic business planning, and litigation support

Andrew Stewart

Andrew is the CTO of Symbiotries, Inc, since October 1, 2017. Andrew graduated from Grove City College, in 2006, with a degree in Finance and initially worked for several years in the financial industry. Andrew then followed his entrepreneurial spirit to start his first tech company and began building custom application solutions in a variety of industries. After over 10 years building many different software solutions in FinTech, Shopping, and Secure Communications, he gained a wide array of experience across many technology platforms. Andrew Stewart, who has over 11 years of experience in the programming industry, will be handling the development and daily operations of the technology division in his role as the Full-time CTO and as director. In 2015 , Andrew worked as a developer at Wolfe, Inc., where he progressed to products and partnership manager and co-leader to GiftcardGranny.com. With over 11 years in the programming industry, Andrew brings his experience as a senior web developer at Gifcards.com (which sold to Blackhawk Inc. for over $100M) to Symbiotries. • Worked with a team on multiple gift card related web applications • Managed several software projects using AGILE methodologies • Consulted with several tech startups, helping get their ideas off the ground • Drove UI/UX changes aimed at improving user experience and conversion rates • Managed search engine and social media ad campaigns to drive customer acquisition and retargeting

Steven Monico
Steve Monico, Vice President of Symbiotries, Inc., since October 1, 2017, has built a career on a foundation of hard work and tireless drive. Since 2007, Steve have been the president of Monico Insurance Inc, where he is responsible for all operations of a multiple location agency, including, sales, budgeting, employee training, marketing, and HR. He is a textbook example of how success can be earned by coming up through the ranks. Steve knew business was in his blood and pursued the education to support those goals. However, after losing his mother to a tragic car accident during his freshman year in college, he found himself enlisted in the Army and following a new path. Upon completing his service, Steve entered the workforce at a car dealership. He worked hard and created opportunities for himself, advancing his career through management positions at various dealerships, then as an automobile adjuster, and then as an insurance agent. Steve realized his dream of owning his own business in 2007, and since then has owned two subsequent agencies as he continues to pursue excellence and advancement in his professional life. Steven Monico, who has 20 years of experience in business, sales and insurance, will be the Full-time VP of Sales and Human Resources and as director. Steve is regarded as an insurance expert and trusted ally to his customers, diversely comprised of families, individuals, and business owners. His reputation for exemplary customer service and knowledge of the insurance industry has afforded his business expansion throughout his home county and into five neighboring counties in Pennsylvania. He has honed his entrepreneurship skills through the creation of a unique business, Barnwood Restorations LLC, where he works with his partner to negotiate the purchase and dismantling of aged and unwanted barns for the reclamation and resale of barnwood to various wholesale and retail outlets as well as private buyers. As aforementioned, Steve's success can be largely attributed to his tenacious pursuit of goals and instincts for selling products that can help improve the lives of his customers and taking personal pride in providing the service he feels his customers deserve. Honesty, loyalty, strong negotiation skills, project management, long-range business planning, leadership, and interpersonal communication skills are just a few of the qualities that make Steve the successful businessman he is today and that will lead him into a future filled with continued growth, development, and success.

Jay Clifton Plourde
Since October 1, 2017, Jay has been a board member with Symbiotries. Jay will be serving on the board of directs, on a part-time basis, working approximately 10 hours a month. With broad experience in investment banking and operations management, Jay Plourde has been a key executive figure in the investment banking industry for over 25 years. Educated at the University of Missouri, Plourde was active in the ROTC program at Wentworth Military Academy and graduated as top honor and scholastic cadet in 1973. Plourde started out working in sales in the educational book publishing industry, eventually serving as the Vice President and Director of Sales and Marketing with CBS Educational Publishing Inc. from 1974-1985. Plourde then moved on to Scientific American and its book publishing subsidiary, W.H. Freeman, working as the Vice President and Director of Marketing at the company for two years prior to its acquisition by a foreign publishing conglomerate. In 1987, Plourde was part of the

founding team at 13D Research, Inc., an independent research firm producing in-depth reports on publicly traded companies for institutional investors. Plourde was General Manager, and handled the largest single account at the company, Fidelity Management and Research, developing personal friendships with legends Peter Lynch, Jeff Vinik and Will Danoff. Plourde then joined CLSA Asia Pacific Markets, serving as Managing Director and Head of Sales from 1992-1997. During this time, he oversaw the expansion of the firm into the United States market for Asian equities. After CLSA, Plourde became Managing Director and Head of Asian Equities in the Americas at Credit Suisse First Boston from 1997-2001. In 2001, Plourde became the Founder and CEO of Scius Capital Group LLC, an investment banking boutique focused on intellectual property and early stage companies. In 2007, Plourde headed back to CLSA Asia Pacific Markets, Ltd, where he served as an Executive Director and CEO of CLSA Americas LLC. At CLSA, he led a team of 185 professionals producing more than $385 million in revenues annually that received #1 rankings by Greenwich Associates and McLagan for gaining market share for Asian equity research and distribution in the Americas. He launched a U.S. domestic equities research and trading business that achieved a top 25 ranking in the U.S. within five years of inception. From 2013 to the present day, Plourde has been the CEO at Asianomics Group Limited, a Hong Kong based independent research provider, helping to build the company into a strong Asian macroeconomic research firm with institutional clients globally. Throughout his career, Plourde has served on the Board of Directors at several companies and groups, including Credit Agricole Securities Inc, Covenant Bancshares Inc, EAI Corporation, Cold Spring Harbor Laboratory Association, Secured Worldwide LLC, and the Tanzanian Educational Trust. Outside of his industry work, Plourde is active within local church outreaches in the Greater NYC area. He has also founded ExcuseMe Enterprises, an app development company, Watson 1440, an A.I. development group, and is a member of the Electronic Freedom Foundation in Palo Alto, CA.

Number of Employees: 15

Related party transactions

The company has set up four wholly owned subsidiaries 1. Anemone Real Estate, Inc. - This company was incorporated in the state of Pennsylvania on December 19, 2017 to acquire any real estate for Symbiotries. 2. Sym Staffing, Inc. - This company was incorporated in the state of Pennsylvania on February 9, 2018 to facilitate a future staffing company for Symbiotries. Operations have yet to commence. 3. Sym Exec, Inc. - This company was incorporated in the state of Pennsylvania on February 9, 2018 to facilitate a future Executive staffing company for Symbiotries. Operations have yet to commence. 4. Sym Benefits, Inc. - This company was incorporated in the state of Pennsylvania on February 9, 2018 to facilitate a future employee benefits and health insurance company for Symbiotries. Operations have yet to commence. During the year ended September 30, 2017, the company entered into an agreement to purchase the leased facility located in Wexford, Pennsylvania in the company's wholly owned subsidiary, Anemone Real Estate, Inc. The building was purchased by Anemone Real Estate, Inc. on April 27, 2018.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. We believe the most valuable component of our intellectual property portfolio is our future software patents and that much of the Company's current value depends on the strength of these patents. The Company intends to file patent applications and build its intellectual property portfolio as we discover new technologies related to our software development. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior case law to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose revenue and growth. This would cut off a significant potential revenue stream for the Company. Patents are limited in their impact to the country of issue. Moreover, even though patents may get issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets.

- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established software vendors who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the software developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **This is a start-up company.** It has no history, no clients, no revenues. If you are investing in this company, it's because you think the software is a good idea, that the IP Company will be able to secure the intellectual property rights to the software and that the company will secure the exclusive marketing and manufacture rights to the software from the IPCompany, that we will be able to successfully market, manufacture and sell the software, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

- **Investments and loans** We estimate that we will require at least $1,000,000 million to commence commercial production of the software. We believe that we will be able to finance the commercial production of the software through additional revenue streams through our payroll company. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

- **The business projections are only estimates.** There can be no assurance that the Company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for our products, people think its a better option than the competition and the software has priced the services at a level that allows the company to make a profit and still attract business.

- **Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **The nature of the product could become subject to identify theft** Although the company is taking this risk seriously and have hired and external company to provide security and data storage, there is an inherent risk that identify theft could accrue. The company that will be providing the security does work for both the governmental and banking industry.

- **We could fail to achieve the growth rate we expect even with additional investments** We expect to generate a significant amount of growth from the investments we will make into marketing a our products following this offering and the private placement that we are conducting concurrently. However, it is possible that price, quality, and service is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to change our marketing plan and adjust our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

- **We rely on third parties to provide services essential to the success of our business** We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, data security, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in this partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, programmers, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Randy G. Kreider, 76.0% ownership, Common Stock

Classes of securities

- Common Stock: 4,000,000

  Common Stock

  The Company is authorized to issue up to 10,000,000 shares of common stock. There are a total of 4,000,000 shares currently issued and outstanding as of June 30, 2018.

  Voting Rights

  The holders of shares of the common stock, no par value per share are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  Dividend Rights

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Preferred Stock: 397,500

Preferred Stock

The Company is authorized to issue up to 10,000,000 shares of Preferred stock. There are a total of 397,500 shares currently issued and outstanding as of June 30, 2018.

Voting Rights

The holders of shares of the Company's preferred stock, $1.00, par value per share not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Preferred Stock have a dividend that must be paid out before dividends to Common Stockholders. Holders of shares of Preferred Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available before . The payment of dividends on the Preferred Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Preferred Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Preferred Stock are entitled to share ratably in all of our assets remaining after payment of liabilities but before any payment are made to any then outstanding common stockholders.

What it means to be a Minority Holder

As a minority holder of preferred stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuance of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-09-30.

Financial Condition

Results of Operation

We have not yet generated any revenue from the software and do not anticipate doing so until the final development stage is reached and the software is delivered to the public, which we do not anticipate occurring until the third quarter of 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for over 12 months without revenue generation from the software.

In the 4th quarter of 2017, our Complete Payroll Solutions was available to businesses. Over the last several months, our management team has met with various businesses and we currently have over 150 businesses that have signed up for our services. Not only will we be offering payroll, but insurances, employee benefits, and human resources services. Through the use of our sales force we will be able to cross sell our products where this division will be profitable from the beginning. The profit that will be generated from this profit center will be used to offset payroll and related expenses for the software development.

Financial Milestones

While the software is being developed we anticipate acquiring additional revenue streams from our financial and payroll division staring in the first quarter of 2018. This will enable us to establish a business model that we can cross-sell all of our services and products. Currently Symbiotries has over 200 payroll clients.

Marketing strategy

Symbiotries will develop a high profile sales environment to bring our products and services to the public.

1. **Sales Force.** Starting in the 4th quarter of 2017, an aggressive sales force team will be assembled to deal directly with clients and for cross-selling opportunities.
2. **Website and Branding.** We will develop an intuitive site to make our clients' lives easier in all respects when it comes to information gathering and reporting.
3. **Seminars.** We will offer programs at accounting conferences for direct marketing to CPAs.
4. **Social Media.** We will leverage social media for viral marketing.
5. **CPA Firms.** Symbiotries will directly market to accounting firms to emphasize the benefits to their clients which include reducing fraud risks during audits and ease of conversion to accounting programs and taxes.

Sales Strategy

Symbiotries, Inc. has a simple sales strategy. By demonstrating the ease of use and effectiveness of our accounting software and other business applications with the clients of Kreider & Company, LLC, we will create interest and demand for our products. Our sales force, along with Randy, will be contacting the clients of Kreider & Company to review their business needs. These customers will then be used to further demonstrate to potential customers how our services can help them to improve their accounting, payroll, investing, and marketing presence.

In addition, an in-depth attempt will be made to meet with accounting firms across the country to demonstrate our accounting software package. This will be done with onsite presentations at their firms and at state and national conferences through the AICPA. A further presence will be made through CPA Connect, which is an affiliation of smaller CPA firms across the country.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuance, or any other method available to the company.

The proceeds from our crowdfunding offering and angel investors will enable us to operate towards positive cash flow throughout the 2018 year. Based on our projections the software will be completed by during the second quarter of 2018 and be ready to start marketing to the business world. During the fourth quarter of 2018, our complete payroll solutions should also provide the opportunity to generate positive cash flow to enable us to develop additional software products.

Additional sources of potential financing will include a small business line of credit that has been secured and funds from the current common stock shareholders.

Indebtedness

The company currently does not have any outstanding debt or payables.

Recent offerings of securities

None

Valuation

$4,397,500.00

The pre-money valuation is based on the projected net income for the 2018 calendar year, based upon generally accepted accounting principles, of 1,088,903, using a 25% capitalization rate, and no discounts for lack of marketability or minority interest shares.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:		
Advertising		$20,200
Payroll Related Expenses	$9,400	$342,636
Working Capital		$439,296
Bank and Cloud Fees		$2,030
Furniture and Equipment		$88,700

Insurance		$16,458
Rent		$22,000
Professional Fees		$36,500
Supplies		$21,380
Utilities		$5,100
Travel		$6,000
Misc		$5,500
Total Use of Net Proceeds	$10,000	$1,070,000

We are seeking to raise $1,070,000 in this offering through Regulation Crowdfunding. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6.0% on all funds raised. We will pay Start Engine $64,200 if we raise the maximum offering amount. The net proceeds of this offering, will be used to produce our software, payroll company and marketing efforts. Specifically, we intend to invest in digital and social media marketing, and sales force.   The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Specific examples of the expenses

- Advertising - This will be through the use on online exposure such as Facebook, Google, and Linkedin
- Working Capital - Additional use of capital for the second year of operations to fund the operations
- Bank and Cloud fees - Fees incurred for data storage, bank and credit card fees
- Furniture and Equipment - Computers, office furniture, scanners and copiers, and telephones
- Insurance - Workers compensation and liability insurance
- Rent - Rental for office facility
- Professional Fees - Attorney fees for the corporations, trade mark, policies, leases, and patents and accounting fees for the reviewed financial statements
- Supplies - Purchase of the startup office supplies, postage, building supplies, letterhead, business cards
- Utilities - Telephone and internet
- Travel - Reimbursement for the sale force
- Payroll - Payroll for payroll clerks, receptionist, sales, programmers, and management
- Payroll related expenses - Payroll taxes and health insurance

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.symbiotries.com in the investor's tab labeled annual financial statements. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Symbiotries, Inc.

[See attached]

SYMBIOTRIES, INC.

FINANCIAL STATEMENTS

September 30, 2017 and 2016

TABLE OF CONTENTS



BRUNNER, BLACKSTONE & ASSOCIATES, PC

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Symbiotries, Inc.
Wexford, PA

We have reviewed the accompanying financial statements of Symbiotries, Inc. (a corporation), which comprise the balance sheets as of September 30, 2017 and 2016, and the related statements of operations, stockholders' equity, and cash flows for the year ended September 30, 2017 and for the 323 days ended September 30, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Brunner, Blackstone + Associates, PC

Cranberry Township, Pennsylvania
May 31, 2018

401 Smith Drive • Suite 140 • Cranberry Township • Pennsylvania • 16066-4132
Phone: 724 776 1099 • Fax: 724 772 9092 • www.bbacpas.com

SYMBIOTRIES, INC.
BALANCE SHEETS
September 30, 2017 and 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 91,616	$ -
Accounts receivable	-	-
Prepaid rents	6,449	-
Downpayment on real estate purchase	10,000	-
Inventories	-	-
TOTAL CURRENT ASSETS	**108,065**	**-**
PROPERTY AND EQUIPMENT	-	-
OTHER ASSETS		
Security deposit	6,448	-
TOTAL OTHER ASSETS	**6,448**	**-**
INTANGIBLE ASSETS	-	-
TOTAL ASSETS	$ **114,513**	$ **-**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2017	2016
CURRENT LIABILITIES		
Accounts payable	$ -	$ -
TOTAL CURRENT LIABILITIES	-	-
TOTAL LIABILITIES	-	-
STOCKHOLDERS' EQUITY		
Capital stock:		
Preferred stock (non-voting), no par value; 10,000,000 shares authorized and 115,000 shares issued and outstanding	$ 115,000	$ -
Common stock (voting), no par value; 10,000,000 shares authorized and 450,000 shares issued and outstanding	4,500	4,500
Stock subscription receivable - common stock	(4,250)	(4,500)
Additional paid in captial	-	-
Accumulated deficit	(737)	-
TOTAL STOCKHOLDERS' EQUITY	**114,513**	**-**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ **114,513**	$ **-**

See accompanying notes and independent accountant's review report.

SYMBIOTRIES, INC.
STATEMENTS OF OPERATIONS
For the Year Ended September 30, 2017 and For the 323 Days Ended September 30, 2016

	2017	2016
GROSS REVENUE	$ -	$ -
COST OF SALES	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
Amortization	-	-
Automobile expense	-	-
Bank fees	40	-
Depreciation	-	-
Dues	-	-
Employee benefits	-	-
Insurance	-	-
Leases	-	-
Marketing and promotion	-	-
Meals and entertainment	-	-
Office supplies	-	-
Payroll	-	-
Payroll taxes	-	-
Postage	-	-
Professional fees	450	-
Rent	247	-
Supplies	-	-
Training	-	-
Utilities	-	-
TOTAL OPERATING EXPENSES	737	-
INCOME (LOSS) FROM OPERATIONS	(737)	-
OTHER INCOME (EXPENSE)		
Interest income	-	-
Interest expense	-	-
TOTAL OTHER INCOME (EXPENSE)	-	-
INCOME (LOSS) BEFORE INCOME TAXES	(737)	-
INCOME TAX EXPENSE		
Current income taxes	-	-
Deferred income taxes	-	-
TOTAL INCOME TAX EXPENSE	-	-
NET INCOME (LOSS)	$ (737)	$ -

See accompanying notes and independent accountant's review report.

SYMBIOTRIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Year Ended September 30, 2017 and For the 323 Days Ended September 30, 2016

	Preferred Stock		Common Stock		Additional	Retained
	Shares	Amount	Shares	Amount	Paid-in Capital	Earnings
Balance at November 12, 2015	-	$ -	-	$ -	$ -	$ -
Issuance of stock		-	450,000	4,500	-	
Less: Stock subscribed				(4,500)		
Net income (loss)						-
Dividends		-		-		-
Balance at September 30, 2016	-	$ -	450,000	$ -	$ -	$ -
Issuance of stock	115,000	115,000			-	
Subscribed stock payments			-	250		
Net income (loss)						(737)
Dividends		-		-		-
Balance at September 30, 2017	115,000	$ 115,000	450,000	$ 250	$ -	$ (737)

See accompanying notes and independent accountant's review report.

SYMBIOTRIES, INC.
STATEMENTS OF CASH FLOWS
For the Year Ended September 30, 2017 and For the 323 Days Ended September 30, 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (737)	$ -
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization	-	-
Deferred taxes	-	-
(Increase) decrease in:		
Accounts receivable	-	-
Downpayment on real estate purchase	(10,000)	-
Prepaid rents	(6,449)	
Inventory	-	-
Security deposit	(6,448)	-
Increase (decrease) in:		
Accounts payable	-	-
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(23,634)	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	-	-
Purchase of software	-	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of preferred stock	115,000	-
Payments on common stock subscribed	250	-
Stockholders' dividends	-	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	115,250	-
NET INCREASE (DECREASE) IN CASH	91,616	-
CASH, BEGINNING OF THE PERIOD	-	-
CASH, END OF THE PERIOD	$ 91,616	$ -
SUPPLEMENTARY NONCASH FINANCING TRANSACTION		
Issuance of common stock pursuant to a stock subscription		
agreement	$ -	$ 4,500

See accompanying notes and independent accountant's review report.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. These policies conform to accounting principles generally accepted in the United States of America as contained in the Accounting Standards Codification (ASC) issued by the Financial Accounting Standards Board (FASB), and have been consistently applied.

Business Activity - Symbiotries, Inc. (the Company) was incorporated on November 12, 2015. The Company was formed to create custom software applications for the business community from a facility located in Wexford, Pennsylvania. The Company plans to sell its products primarily to businesses and CPA firms throughout the world.

As of September 30, 2016, the Company had not yet commenced planned principal operations nor generated revenue and activities consisted of corporate formation and preparations to raise capital. During the year ended September 30, 2017, the Company had moved into its Wexford facilities and began limited operations, while continuing to raise capital. Once the Company commences its planned principal operations, it will incur additional expenses. See Note 6.

The Company's activities are subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company's technology before another company develops similar software applications.

Accounting Method - The Company prepares its financial statements utilizing the accrual method of accounting.

Cash and Cash Equivalents - Cash and cash equivalents include all monies in banks and highly liquid investments with a maturity of three months or less.

Accounts Receivable - Accounts receivable are created during normal business operations. The Company will grant credit to customers, but generally will not require collateral. Payment terms will be net 10 days and some accounts will require a deposit before work commences. After 30 days, accounts will be considered past due and the Company will charge interest of 1% per month on past due accounts. Management will review the outstanding accounts receivable at each year end to establish an allowance for doubtful accounts.

Inventories - Inventories will be stated at the lower of cost or market, as determined by the first-in, first-out method. Inventory will consist of software that is in production (Work in Progress) and completed projects (Finished Goods) that are available for shipment to customers.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Property and Equipment - Property and equipment will be carried at cost. Depreciation of property and equipment will be calculated by using the straight-line method at rates based on the following useful lives:

	Years
Computer equipment	5
Furniture and fixtures	7
Vehicles	5
Leasehold improvements	20-39

Expenditures for major renewals and betterments that extend the useful lives of property and equipment will be capitalized. Expenditures for maintenance and repairs that are considered routine maintenance or are below $2,500 are charged to expense as incurred. When property and equipment are retired or disposed of, the asset account and related accumulated depreciation accounts are reduced, and any gain or loss is included in operations.

Intangible Assets - Software will be amortized by the straight-line method over a three-year period.

Organizational Costs - In accordance with FASB ASC 720-15, *Start Up Costs*, organization costs, including accounting fees, legal fees, and costs of incorporation, will be expensed as incurred.

Advertising Costs - The Company will expense the production cost of advertising as incurred.

Income Taxes - The Company will use the liability method of accounting for income taxes as set forth in FASB ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statements and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company will assess its income tax positions and record tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is presently subject to federal and state income tax audits for tax years ending September 30, 2017 and 2016.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Reclassifications - Certain reclassifications have been made to the prior year financial statements in order for them to be in conformity with the current year presentation.

NOTE 2 - CAPITAL STOCK

The Company has authorized 10,000,000 shares of no par value preferred stock as of September 30, 2017. As of September 30, 2017, 115,000 shares were issued and outstanding.

The Company has authorized 10,000,000 shares of no par value common stock as of September 30, 2017. As of September 30, 2017 and 2016, 450,000 shares were issued and outstanding pursuant to the stock subscription receivable discussed in Note 3.

NOTE 3 - STOCK SUBSCRIPTION RECEIVABLE - COMMON STOCK

At September 30, 2016, the Company issued 450,000 common shares pursuant to a stock subscription agreement for $0.01 per share dated November 12, 2015. Proceeds of $250 were received during the fiscal year ended September 30, 2017. The remaining $4,250 will be received subsequent to September 30, 2017. The stock subscription receivable is reflected in the equity section of the balance sheet in the accompanying financial statements.

NOTE 4 - COMMITMENTS - LEASES

The Company entered into a 6-month lease agreement with the option of a 6-month renewal for office space in Wexford, Pennsylvania beginning October 1, 2017. The terms of the lease are $6,449 per month with a one-month security deposit, and future minimum rent for the year ended September 30, 2018 is $38,693.

NOTE 5 - RELATED PARTY TRANSACTIONS AND PURCHASE COMMITMENT

During the year ended September 30, 2017, the company entered into an agreement to purchase the leased facility located in Wexford, Pennsylvania. A down payment of $10,000 was made to the current owners of the facility. The Company has set up a wholly owned subsidiary, Anemone Real Estate, Inc. on December 19, 2017 to purchase the facility.

NOTE 6 - SUBSEQUENT EVENTS

Additional preferred stock of $282,500 has been issued for a total of 397,500 shares. Programming of the software has begun, and ten employees have been hired for the development and marketing of the software. The Company is anticipating beta testing to be performed soon. The Company officers are overseeing the operations of the company and the Board of Directors have been finalized.

The Company set up a wholly owned subsidiary, Anemone Real Estate, Inc. (Anemone), to purchase real estate. Anenome had obtained a signed commitment letter from a bank to acquire a loan to purchase the Company's office facility in Wexford, PA. The building was purchased on April 27, 2018.

The Company has also set up three other wholly owned subsidiaries, Sym Staffing, Inc.; Sym Exec, Inc. and Sym Benefits, Inc. that will offer staffing solutions and employee benefits services.

Subsequent events were evaluated through May 31, 2018, the date that the financial statements were available to be issued.

I, Randy G. Kreider, the CEO of Symbiotries, Inc., hereby certify that the financial statements of Symbiotries, Inc. and notes thereto for the year ended September 30, 2017, included in this Form C offering statement are true and complete in all material respects.

IN WITNESS THEROF, this Principal Executive Officer's Financial Statement Certification has been executed as of June 27, 2018.

Randy G. Kreider, CEO
Name and Title



Signature

June 27, 2018
Date

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine   What's New   Discover Investments   Edit My Campaign   Launch an ICO NEW   Diana C.

Symbiotries is pending **StartEngine Approval.**


0
Investors
$0.00
Raised of $10K - $1.07M goal
Symbiotries
Accounting software for real people.
Small OPO   Wexford, PA   Business to Business   US Investors Only

Overview   Team   Terms   Updates   Comments   Share





Financial Software Made Simple

Invest in Symbiotries

Our plan is to make Symbiotries into a powerful financial software program, made for small businesses who crave simplicity. With Symbiotries, there's no accounting background necessary in order to make sure any small business is getting the most out of its money.

In a world of uncertainty, we want to empower small businesses to take control of their financial futures. Invest in Symbiotries and be part of the solution to simplify the world, one dollar sign at a time.

Symbiotries plans to provide cutting-edge products and impeccable service to small businesses that lack resources, time, and expertise in these areas. Our goal is to fill the current service and product void in the following accounting and financial arenas:

- **Technical:** Accounting Software Development and Document Management, Storage, and Professional Communication
- **Human Resources:** - Payroll, Insurance, Employee Benefits (Health Insurance, Disability, Life, Vision, Dental), and Human Resources

Our main focus will be on developing a cloud–based and then a desktop version of our accounting software package in both a PC and Mac format.

Join us at Symbiotries and invest today! Let's give everyday financial planners the simplicity and east-of-use they've long craved.

Development Stage

The accounting software is currently in the development stage.

Over the course the last four years, we have compiled hundreds of pages of notes from businesses and CPA's of what they felt was missing and needed in an accounting software. In November, 2017 we constructed the wireframe and started building the software. While in the development of our accounting software we have created a program we call Sym Docs. Some of the main features of our accounting software was document management, portals, and a way for the client to communicate with their CPA. Once we got to this stage, we knew Sym Docs could be a stand-alone product that would benefit the CPA and business community as a whole, and was launched on June 11, 2018. Sym Docs will then be incorporated into the accounting software during the fall of 2018. During the months of July and August we will be adding a practice management system to track both time and billing, as well as working on a mobile platform.

In September, 2018 we will continue to build our accounting software for an anticipated November 2019 release.

The Offering

Investment

$250 Minimum Investment

$1.00 / share of Preferred Non-Voting Stock | When you invest you are betting the company's future value will exceed $5.3M.

Perks

$1,000 — if you invest $1,000, you will receive a limited edition Symbiotries hat and 25% off of a five year contract to our online business accounting software.

$5,000 — if you invest $5,000, you will receive limited edition Symbiotries hat, and 50% off of a five year contract to our online business accounting software.

$10,000 — if you invest $10,000, you will be invited to a special shareholding meeting, held annually, in Pittsburgh, Pa, and 75% off any one time purchase from Symbiotries, Inc.

$25,000 — if you invest $25,000, you will be invited to a special shareholding meeting, held annually, in Pittsburgh, Pa, and a lifetime subscription of our online business accounting software.

$100,000 — if you invest $100,000, you will be invited to a special shareholding meeting, held annually, in Pittsburgh, Pa, (airfare and hotel for two included) and a lifetime subscription of our online business accounting software.

**All perks occur after the offering is completed*



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

We are building industry-leading accounting software to help entrepreneurs run their business better.
Simply... We're making finance software for ordinary people.



A Message From the Founder

*"I am Randy G. Kreider, a Certified Public Accountant residing in Meadville, Pennsylvania and the founder and principal member of Kreider & Company, LLC. In my **25 years of assisting small businesses**, I have constantly encountered a significant lack of user-friendly accounting software that contains any safeguards against fraud. The key suppliers of such software have continued to eliminate quality customer support, thereby forcing business owners and bookkeepers into a frustrating arena where there are no good options.*

My vision is to fill this void by providing a software product that is understandable, convenient, secure, fraud–preventive, and tailored to meet the needs of the mobile business. The key to our success will be a flawless customer service platform. I recognize one man cannot make all this happen. I have begun to assemble a team that will join me to organize our efforts, to establish the controls necessary for such a business, and to find top application programmers to create our software.

We are committed to the small business community, as we will be pricing our products to be affordable to all small businesses while offering a complete satisfaction guarantee on all of our products.

Because Symbiotries is a startup business entity, both developing new software products and providing associated services, it requires outside capital to finance operating activities, software development, payroll, office facilities, and for the acquisition of several key small businesses to provide additional expertise to establish a customer base. I hope you'll join me in this venture, and provide users with the platform they deserve."

Randy G. Kreider, CPA
Founder & CEO

Here's What Symbiotries Will Do

Symbiotries, Inc. is creating the next-generation software solution for small businesses that is safer, easier to use, and an alternative to the current products available. Along with our accounting software (cloud and PC-based versions), we will expand to payroll, human resources, retirement planning, and digital storage. All of these services are geared to meet the challenges that need to be solved for small businesses to succeed.



Over 20 Years

experience in Accounting, Corporate Finance, Human Resources and Insurance Industries

---

Our Products

The Symbiotries technology team will focus primarily on producing a cloud-based accounting software package to serve the mobile business world. The platform will include both Windows and Mac based systems and be fully compatible with Apple and Android mobile devices. Once the cloud version hits the market, the team will work on creating a desktop version.

Symbiotries Accounting

Symbiotries Accounting will be designed for easy, secure, and intuitive use by small businesses. However, it will have all the features that accountants desire, which are not currently available with existing software packages...

Symbiotries Accounting will offer incredible ease of use:

- The software will be understandable, because no accounting background will be needed. Anyone will be able to perform tasks on the platform without professional training. Our goal is for the small business owner to concentrate on growing their business and not managing the accounting.
- Symbiotries is creating a new financial statement to document actual company profitability that will finally empower employers to fully understand their own companies.

We will also offer our clients free customer support:

- Our technical support experts will be knowledgeable in both the software and accounting and be available 24/7/365.
- Our support team will gather the necessary information about all of our clients so that we will possess in-depth understanding of their industries. Based on this knowledge, we will discover the problems that need to be remedied and their solutions.

Our goal is to provide exceptional service throughout for the complete customer experience.





Complete Payroll Solutions

Symbiotries is offering payroll solutions that will take care of all of a business' needs. We aim to become the one-stop shop for all of a business needs with respect to payroll, insurance, human resources, employee benefits, and more.

In December, 2017, we released our self–preparing module. This payroll module will be integrated into the existing accounting package (outlined above), and it will feature:

- Online access through portals that will be available for both the employee and employer.
- Tax impounding and reporting
- Preparation of payroll quarterlies (W–2s and 1099s)
- On-line reporting of payroll quarterlies will be available, too
- Direct deposits and credit card payments (for those without a checking account)

Symbiotries can provide employers with several group coverage options to create a package of comprehensive benefits for their employees. We understand all the factors that employers need to consider when choosing group coverage:

- Employee needs
- Provider networks and coverage
- Premiums
- Related tax effects

One area that sets Symbiotries apart from other benefit providers is that we have CPA's and accountants on staff that can review the tax effect for each of the benefit choices. We understand the Federal and State tax codes so employers will have the peace of mind knowing they are compliant with all of the laws and regulations.

Sym Docs

Simplify your business so you can grow it faster
Pay as you Go.
No Contact Ever

You'll love how easy it is to manage workflows and communications with SymDocs.

SymDocs enables you to more effectively communicate and securely share files with anyone— internally and externally.

Collaborate with clients and partners. Share, edit, approve, and store documents. Manage your business. Track projects and workloads. Increase revenue and profits.



FEATURES

- Real-time messaging, texting, emailing, and audio and video conferencing
- Cloud-based document management and data storage

- Alert notifications and reminders
- Integration with e-signature providers
- Auto-assistants to guide users
- Full practice management, including:
  - Auto-assigning and updating of projects and tasks
  - Invoicing and payment collection
- Bring together teams to get work done right: clients, attorneys, brokers, CPAs, bankers, and insurance agents

Sym Marks

For the accountants, we have created a work-paper calculator and tick-mark stamps that works with an online PDF program which has the ability for e-signing. This will work with Sym Docs or can be used as a standalone program. There will be both monthly and yearly payment features so that during tax season temp staff and interns would have access to the program without purchasing it for the whole year. This will also eliminate the need to purchase Adobe Acrobat.



The Financial App Market



After thorough research, **we have concluded that there is a high demand for a reliable and accurate accounting program and that all small businesses will benefit from our software**. Based on the high number of businesses that we are targeting, Symbiotries needs to capture less than 1.0% of the market by our fifth year to achieve our customer goals.

Symbiotries is targeting small businesses with employees that have annual revenues under $5 million. Small business customers make up the majority of the business sector. According to Forbes, **there are over 28 million small businesses in the United States**, with over 500,000 small businesses starting each year. **Our mission is to help the small businesses of today become the leading corporations of tomorrow.**

Our business development goals are to integrate our marketing and business development services into the above markets by introducing our cloud- and PC-based accounting software first and then expanding these services into the other divisions of our company over the next five years.

App Annie calls out finance apps as one of the two top app categories poised for massive growth (the other is mobile commerce). **According to Forbes, app sessions on Android are up 50% and are expect to reach nearly 22 billion per year** (up from 14 billion in 2014) in the U.S. alone.

Every Business Needs Symbiotries

There are many different reasons that we believe our powerhouse suite of accounting and business management tools are poised for success. These reasons include:

- 100% of businesses need complete and accurate accounting records.
- 100% of businesses need to file income tax returns.
- With a lack of tailored software, businesses are using software that does not meet their business needs.
- Businesses are paying high salaries because of the complexities of data entry, some of which could be eliminated with Symbiotries.
- Businesses are paying high accounting fees because accountants must perform bookkeeping functions.



About the Experienced Symbiotries Team

Symbiotries management will be comprised of experienced entrepreneurs and business professionals from the business, accounting, and technology industries. Our management team will possess a breadth of functional experience in company acquisition, legal, accounting, product development, the marketing of emerging products/technologies, strategic partnering, professional services, and corporate finance. **Our team comes with decades of experience in their respective industries.**

Randy G. Kreider, CPA will lead the team. Randy will be overseeing business operations, software production, while directing the finance department. **Randy has over 25 years in the accounting industry and will serve as the CEO.**



Andrew Stewart, who has over 11 years of experience in the programming industry, will be handling the development and daily operations of the technology division in his role as the CTO.

Steven Monico, who has 20 years of experience in business, sales and insurance, will be the VP of Sales and Human Resources.

Jay Plourde has been brought in to serve as the Chairman of the Board, while other key individuals have committed to serve on the board of directors. The organizational structure and personnel plan reflect our intention to build and maintain an organization that is customer oriented and technologically proficient, while efficiently managing cost controls and productivity.

Our Marketing Strategy



Symbiotries plans to develop a high profile sales environment to bring our products and services to the public.

- **Sales Force:** In December, 2017, we have assemble an aggressive sales force team to deal directly with clients and for cross-selling opportunities.
- **Website and Branding:** We plan to develop an intuitive site to make our clients' lives easier in all respects when it comes to information gathering and reporting.
- **Seminars:** We plan to offer programs at accounting conferences for direct marketing to CPAs.
- **Social Media**: We plan to leverage social media for viral marketing.

Financing The Future

With the help of StartEngine, we're offering people the chance to be a part of a finance plan for the future. We intend to use those funds intelligently by investing in our own future the best way we know how: by using our decades of knowledge and experience... **Senior management and shareholders will also be investing their time and money to make this start-up a success.**

Based on our cash flow projections, we are only anticipating the use of a bank line of credit to supplement cash flow needs during the growth stages of the company.

Invest in Symbiotries today, and help us making accounting simple.





Symbiotries is born!

Symbiotries forms as a company in Pennsylvania.

November 2015



Our Office Is Open!

We hired our CTO, started development of the cloud version of the business accounting software, moved into our new facility, and the HR division started operations!

November 2017

May 2017



StartEngine Campaign Launches!

We aim to raise $1,070,000

July 2018

June 2018

September 2018



Accounting Software

Our cloud-based accounting software package, to serve the mobile business world, is released. (ANTICIPATED)

November 2019



Hiring begins for the board and corporate officers

Steven Monico (VP of Sales and Human Resources) and Jay Plourde (Chairman of the Board) are hired.



Sym Docs

Our practice management, document storage and management, and communication package geared for the business professional is released in Las Vegas at the AICPA Engage Conference



StartEngine Campaign Closes! Success! (ANTICIPATED)

Meet Our Team



Randy Kreider, CPA

Founder, CEO, and Director of Symbiotries

Randy is the Founder, CEO, & Director of Symbiotries, Inc,, since November 12, 2015, an innovative technology company where we will be creating the next generation of small business accounting software, while offering a complete package of payroll solutions. No longer will businesses be bound to an antique accounting software that requires a complete understanding of the accounting framework (debits and credits).   Randy G. Kreider, CPA will lead the team. Randy will be overseeing business operations, software production, while directing the finance department. Randy has over 25 years in the accounting industry and will serve as the Full-time CEO and as director. Randy is a 1991, Magna Cum Laude graduate of Robert Morris University with a degree in Accounting, passing the CPA exam in November, 1991. After working for only six years in public accounting, he formed the CPA firm, Kreider & Company, LLC, in 1998, where he is currently the managing partner. Randy is a detailed-oriented and highly motivated accountant with over 25 years of public accounting experience. Randy is a skilled professional with strong communication, organizational, and entrepreneurial abilities.   • Proficient in analytical review of operations, internal control policies and procedures, and account analysis. • Works directly with clients to computerize and improve accounting systems • Counseled clients in the implementation and training of accounting and manufacturing software applications • Developed internal computerized job costing analysis and reporting procedures • Partnered with clients to enhance their business and financial performance • Consulting – real estate due diligence and consulting, software, mergers and acquisitions, estate planning, forecasting and budgeting, strategic business planning, and litigation support





Andrew Stewart

CTO & Director of Symbiotries

Andrew is the CTO of Symbiotries, Inc, since October 1, 2017. Andrew graduated from Grove City College, in 2006, with a degree in Finance and initially worked for several years in the financial industry. Andrew then followed his entrepreneurial spirit to start his first tech company and began building custom application solutions in a variety of industries. After over 10 years building many different software solutions in FinTech, Shopping, and Secure Communications, he gained a wide array of experience across many technology platforms.   Andrew Stewart, who has over 11 years of experience in the programming industry, will be handling the development and daily operations of the technology division in his role as the Full-time CTO and as director.   In 2015 , Andrew worked as a developer at Wolfe, Inc., where he progressed to products and partnership



Steven Monico

VP of Sales and Human Resources & Director of Symbiotries

Steve Monico, Vice President of Symbiotries, Inc., since October 1, 2017, has built a career on a foundation of hard work and tireless drive. Since 2007, Steve have been the president of Monico Insurance Inc, where he is responsible for all operations of a multiple location agency, including, sales, budgeting, employee training, marketing, and HR. He is a textbook example of how success can be earned by coming up through the ranks. Steve knew business was in his blood and pursued the education to support those goals. However, after losing his mother to a tragic car accident during his freshman year in college, he found himself enlisted in the Army and following a new path. Upon completing his service, Steve entered the workforce at a car dealership. He worked hard and created opportunities for himself,



Jay Clifton Plourde

Board Member

Since October 1, 2017, Jay has been a board member with Symbiotries. Jay will be serving on the board of directs, on a part-time basis, working approximately 10 hours a month. With broad experience in investment banking and operations management, Jay Plourde has been a key executive figure in the investment banking industry for over 25 years. Educated at the University of Missouri, Plourde was active in the ROTC program at Wentworth Military Academy and graduated as top honor and scholastic cadet in 1973. Plourde started out working in sales in the educational book publishing industry, eventually serving as the Vice President and Director of Sales and Marketing with CBS Educational Publishing Inc. from 1974-1985. Plourde then moved on to Scientific American and its book publishing subsidiary, W.H. Freeman, manager and co-leader to GiftcardGranny.com. With over 11 years in the programming industry, Andrew brings his experience as a senior web developer at Gifcards.com (which sold to Blackhawk Inc. for over $100M) to Symbiotries. • Worked with a team on multiple gift card related web applications • Managed several software projects using AGILE methodologies • Consulted with several tech startups, helping get their ideas off the ground • Drove UI/UX changes aimed at improving user experience and conversion rates • Managed search engine and social media ad campaigns to drive customer acquisition and retargeting

advancing his career through management positions at various dealerships, then as an automobile adjuster, and then as an insurance agent. Steve realized his dream of owning his own business in 2007, and since then has owned two subsequent agencies as he continues to pursue excellence and advancement in his professional life.   Steven Monico, who has 20 years of experience in business, sales and insurance, will be the Full-time VP of Sales and Human Resources and as director. Steve is regarded as an insurance expert and trusted ally to his customers, diversely comprised of families, individuals, and business owners. His reputation for exemplary customer service and knowledge of the insurance industry has afforded his business expansion throughout his home county and into five neighboring counties in Pennsylvania. He has honed his entrepreneurship skills through the creation of a unique business, Barnwood Restorations LLC, where he works with his partner to negotiate the purchase and dismantling of aged and unwanted barns for the reclamation and resale of barnwood to various wholesale and retail outlets as well as private buyers. As aforementioned, Steve's success can be largely attributed to his tenacious pursuit of goals and instincts for selling products that can help improve the lives of his customers and taking personal pride in providing the service he feels his customers deserve. Honesty, loyalty, strong negotiation skills, project management, long-range business planning, leadership, and interpersonal communication skills are just a few of the qualities that make Steve the successful businessman he is today and that will lead him into a future filled with continued growth, development, and success.

working as the Vice President and Director of Marketing at the company for two years prior to its acquisition by a foreign publishing conglomerate. In 1987, Plourde was part of the founding team at 13D Research, Inc., an independent research firm producing in-depth reports on publicly traded companies for institutional investors. Plourde was General Manager, and handled the largest single account at the company, Fidelity Management and Research, developing personal friendships with legends Peter Lynch, Jeff Vinik and Will Danoff. Plourde then joined CLSA Asia Pacific Markets, serving as Managing Director and Head of Sales from 1992-1997. During this time, he oversaw the expansion of the firm into the United States market for Asian equities. After CLSA, Plourde became Managing Director and Head of Asian Equities in the Americas at Credit Suisse First Boston from 1997-2001. In 2001, Plourde became the Founder and CEO of Scius Capital Group LLC, an investment banking boutique focused on intellectual property and early stage companies. In 2007, Plourde headed back to CLSA Asia Pacific Markets, Ltd, where he served as an Executive Director and CEO of CLSA Americas LLC. At CLSA, he led a team of 185 professionals producing more than $385 million in revenues annually that received #1 rankings by Greenwich Associates and McLagan for gaining market share for Asian equity research and distribution in the Americas. He launched a U.S. domestic equities research and trading business that achieved a top 25 ranking in the U.S. within five years of inception. From 2013 to the present day, Plourde has been the CEO at Asianomics Group Limited, a Hong Kong based independent research provider, helping to build the company into a strong Asian macroeconomic research firm with institutional clients globally. Throughout his career, Plourde has served on the Board of Directors at several companies and groups, including Credit Agricole Securities Inc, Covenant Bancshares Inc, EAI Corporation, Cold Spring Harbor Laboratory Association, Secured Worldwide LLC, and the Tanzanian Educational Trust. Outside of his industry work, Plourde is active within local church outreaches in the Greater NYC area. He has also founded ExcuseMe Enterprises, an app development company, Watson 1440, an A.I. development group, and is a member of the Electronic Freedom Foundation in Palo Alto, CA.

Offering Summary

Maximum 1,070,000 shares of Preferred Non-Voting Stock ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of Preferred Non-Voting Stock ($10,000)

Company	Symbiotries, Inc.
Corporate Address	3500 Brooktree Drive, Suite 300, Wexford, PA 15090
Description of Business	Symbiotries, Inc. is creating the next generation small business software solution that is safer, easier to use, and an alternative to the current products available. Along with our accounting software (Cloud and Desktop versions), we will expand to payroll, human resources, retirement planning, and digital storage.
Type of Security Offered	Preferred Non-Voting Stock
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$250.00

Perks

$1,000 — if you invest $1,000, you will receive a limited edition Symbiotries hat and 25% off of a five year contract to our online business accounting software.

$5,000 — if you invest $5,000, you will receive limited edition Symbiotries hat, and 50% off of a five year contract to our online business accounting software.

$10,000 — if you invest $10,000, you will be invited to a special shareholding meeting, held annually, in Pittsburgh, Pa, and 75% off any one time purchase from Symbiotries, Inc.

$25,000 — if you invest $25,000, you will be invited to a special shareholding meeting, held annually, in Pittsburgh, Pa, and a lifetime subscription of our online business accounting software.

$100,000 — if you invest $100,000, you will be invited to a special shareholding meeting, held annually, in Pittsburgh, Pa, (airfare and hotel for two included) and a lifetime subscription of our online business accounting software.

All perks occur after the offering is completed

<u>The 10% Bonus for StartEngine Shareholders</u>

Symbiotries, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Preferred Non-Voting Stock at $1.00 / share, you will receive 10 Preferred Non-Voting Stock bonus shares, meaning you'll own 110 shares for $100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

[SHOW MORE]

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

COMMONWEALTH OF PENNSYLVANIA
DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS
401 NORTH STREET, ROOM 206
P.O.BOX 8722
HARRISBURG,PA 17105-8722
WWW.CORPORATIONS.PA.GOV

PennCorp Servicegroup, Inc.
counter
Harrisburg PA 17101

Symbiotries, Inc.

THE BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS IS HAPPY TO SEND
YOU YOUR FILED DOCUMENT.THE BUREAU IS HERE TO SERVE YOU AND WANTS TO THANK
YOU FOR DOING BUSINESS IN PENNSYLVANIA.

IF YOU HAVE ANY QUESTIONS PERTAINING TO THE BUREAU,PLEASE VISIT OUR WEBSITE
LOCATED WWW.CORPORATIONS.STATE.PA.US/Search/CorpSearch OR PLEASE CALL OUR
MAIN INFORMATION TELEPHONE NUMBER (717)787-1057. FOR ADDITIONAL INFORMATION
REGARDING BUSINESS AND /OR UCC FILINGS , PLEASE VISIT OUR ONLINE "SEARCHABLE
DATABASE" LOCATED ON OUR WEBSITE.

ENTITY NUMBER : 6321714

Entity# : 6321714
Date Filed : 11/12/2015
Pedro A. Cortés
Secretary of the Commonwealth

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

☑ Return document by mail to:
BELINDA SCHORY
PENNCORP SERVICEGROUP, INC.
Name 600 NORTH SECOND ST. 22103
PO BOX 1210
Address HARRISBURG, PA 17102-1210
City State Zip Code
penncorp@penncorp.net
☑ Return document by email to:

Articles of Incorporation - For Profit
DSCB:15-1306/2102/2303/2702/2903/3101/3303/7102

TCO151113JF0236

Read all instructions prior to completing. This form may be s... ... https://www.corporations.pa.gov/.

Fee: $125

Check only one:
- ☑ Business-stock (§ 1306)
- ☐ Business-nonstock (§ 2102)
- ☐ Business-statutory close (§ 2303)
- ☐ Management (§ 2703)
- ☐ Professional (§ 2903)
- ☐ Insurance (§ 3101)
- ☐ Benefit (§ 3303)
- ☐ Cooperative (§ 7102)

In compliance with the requirements of the applicable provisions (relating to corporations and unincorporated associations), the undersigned, desiring to incorporate a corporation for profit, hereby states that:

1. The name of the corporation *(corporate designator required, i.e., "corporation," "incorporated," "limited," "company," or any abbreviation thereof. "Professional corporation" or "P.C." permitted for professional corporations)*:

Symbiotries, Inc.

2. *Complete part (a) or (b) – not both:*

(a) The address of this corporation's proposed registered office in this Commonwealth is: *(post office box alone is not acceptable)*

Number and Street	City	State	Zip	County
1211 Park Avenue	Meadville	PA	16335	Crawford

(b) The name of this corporation's commercial registered office provider and the county of venue is:

c/o:
Name of Commercial Registered Office Provider — County

3. The corporation is incorporated under the provisions of the Business Corporation Law of 1988.

4. Check and complete one:
☐ The corporation is organized on a nonstock basis.
☑ The corporation is organized on a stock share basis and the aggregate number of shares authorized is:
10 Million.

2015 NOV 12 AM 9:52
PA. DEPT. OF STATE

5. The name and address, including number and street, if any, of each incorporator *(all incorporators must sign below)*:

Name   Address
Randy G. Kreider   1211 Park Avenue, Meadville, PA 16335

6. The specified future effective date, if any:_____.
                                                                    month/day/year   hour, if any

7. Additional provisions of the articles, if any, attach an 8½ by 11 sheet.

8. *Statutory close corporation only*: Neither the corporation nor any shareholder shall make an offering of any of its shares of any class that would constitute a "public offering" within the meaning of the Securities Act of 1933 (15 U.S.C. § 77a *et seq.*)

9. *For Cooperative Corporation Only*.
   Check and complete one:
   ____ The corporation is a cooperative corporation and the common bond of membership among its members is: _____.
   ____ The corporation is a cooperative corporation and the common bond of membership among its shareholders is:_____.

10. *Benefit corporations only:* This corporation shall have the purpose of creating general public benefit.

Strike out if inapplicable: This corporation shall have the purpose of creating the enumerated specific public benefit(s): _____

IN TESTIMONY WHEREOF, the incorporator(s) has/have signed these Articles of Incorporation this

__11__ day of _November_, _2015_.


_____
Signature

_____
Signature

_____
Signature

COMMONWEALTH OF PENNSYLVANIA
DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS
401 NORTH STREET, ROOM 206
P.O.BOX 8722
HARRISBURG,PA 17105-8722
WWW.CORPORATIONS.PA.GOV

PENNCORP SERVICEGROUP INC
counter
Harrisburg PA 17101

Symbiotries, Inc.

      THE BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS IS HAPPY TO SEND YOUR FILED DOCUMENT. THE BUREAU IS HERE TO SERVE YOU AND WE WOULD LIKE TO THANK YOU FOR DOING BUSINESS IN PENNSYLVANIA.

      IF YOU HAVE ANY QUESTIONS PERTAINING TO THE BUREAU,PLEASE VISIT OUR WEBSITE AT www.dos.pa.gov/BusinessCharities OR YOU MAY CONTACT US BY TELEPHONE AT (717)787-1057. INFORMATION REGARDING BUSINESS AND UCC FILINGS CAN BE FOUND ON OUR SEARCHABLE DATABASE AT www.corporations.pa.gov/Search/CorpSearch .

ENTITY NUMBER : 6321714

Entity# : 6321714
Date Filed : 01/04/2018
Robert Torres
Acting Secretary of the Commonwealth

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

☑ Return document by mail to:

Name: BELINDA SCHORY
~~PENNCORP SERVICEGROUP, INC.~~
Address: 600 NORTH SECOND STREET
PO BOX 1210
City / State / Zip Code: HARRISBURG, PA 17108-1210

☑ Return document by email to: penncorp

Articles of Amendment
Domestic Corporation
DSCB:15-1915/5915 (rev. 7/2015)

TCO180109MC2322

Read all instructions prior to completing. This form may be su

Fee: $70

Check one: ☑ Business Corporation (§ 1915) ☐ Nonprofit Corporation (§ 5915)

In compliance with the requirements of the applicable provisions (relating to articles of amendment), the undersigned, desiring to amend its articles, hereby states that:

1. The name of the corporation is:
Symbiotries, Inc.

2. The (a) address of this corporation's current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is:
(Complete only (a) or (b), not both)

(a) Number and Street	City	State	Zip	County
1211 Park Avenue	Meadville	PA	16335	Crawford

(b) Name of Commercial Registered Office Provider — County
c/o:

3. The statute by or under which it was incorporated: Business Corporation Law of 1988

4. The date of its incorporation: 11/12/2015 (MM/DD/YYYY)

5. *Check, and if appropriate complete, one of the following:*
✓ The amendment shall be effective upon filing these Articles of Amendment in the Department of State.
____ The amendment shall be effective on: ______ Date (MM/DD/YYYY) at ______ Hour (if any)

2018 JAN -4 AM 9:40
PA DEPT OF STATE

6. *Check one of the following:*

____ The amendment was adopted by the shareholders or members pursuant to 15 Pa.C.S. § 1914(a) and (b) or § 5914(a).

✓ The amendment was adopted by the board of directors pursuant to 15 Pa. C.S. § 1914(c) or § 5914(b).

7. *Check, and if appropriate complete, one of the following:*

✓ The amendment adopted by the corporation, set forth in full, is as follows

The corporation is organized on a stock share basis and the aggregate number of shares authorized is:

10 Million-Common Stock with no par value; and 10 Million Preferred Non-Voting with $1.00 par value.

____ The amendment adopted by the corporation is set forth in full in Exhibit A attached hereto and made a part hereof.

8. *Check if the amendment restates the Articles:*

✓ The restated Articles of Incorporation supersede the original articles and all amendments thereto.

IN TESTIMONY WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by a duly authorized officer thereof this

3 day of January , 2018 .

Symbiotries, Inc.
_____
Name of Corporation

_____
Signature

President
_____
Title